AMENDED AND RESTATED VOLUNTARY REIMBURSEMENT ARRANGEMENT

THIS AGREEMENT is amended and restated this 29th day of April 2009, by and between STATE FARM VARIABLE PRODUCT TRUST, a Delaware statutory trust (the “Trust”), and STATE FARM INVESTMENT MANAGEMENT CORP., a Delaware corporation (the “Adviser”).

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust issues shares of beneficial interest (the “Shares”) registered under the Securities Act of 1933, pursuant to a registration statement initially filed with the Securities and Exchange Commission;

WHEREAS, the Trust has established separate series of Shares, each corresponding to a separate investment portfolio having its own investment objective, and may establish additional series of Shares in the future (such existing and future series are collectively referred to herein as the “Funds”);

NOW, THEREFORE, in consideration of their mutual promises, the Trust and the Adviser agree as follows:

1. The Adviser shall reimburse expenses incurred by Funds as follows:

A. For the Stock and Bond Balanced Fund Series of the Trust, all operating expenses incurred by that Fund, except the fund’s pro-rata share of expenses incurred as a result of investing its assets in Shares of the Large Cap Equity Index Fund and in Shares of the Bond Fund, each a series of the Trust.

B. For all other Funds of the Trust, if, and to the extent, “other expenses” incurred by the Fund, exceed the following expense reimbursement threshold:

Fund	Expense Reimbursement Threshold
Money Market Fund	0.10%
Large Cap Equity Index Fund	0.10%
Small Cap Equity Index Fund	0.10%
International Equity Index Fund	0.20%
Large Cap Equity Fund	0.10%
Small/Mid Cap Equity Fund	0.10%
International Equity Fund	0.20%
Bond Fund	0.10%

For purposes of this paragraph, other expenses incurred by a Fund include all expenses incurred by the Fund other than:

i)	the investment advisory and management services fees charged by Adviser,

ii)	custody fees and expenses in the case of the Large Cap Equity Index Fund and the Small Cap Equity Index Fund, and

iii)	acquired fund fees and expenses, as computed in the fee table of the Trust’s prospectus.

2. Effective with the appointment of Investors Bank & Trust Company or its successor as custodian to the Large Cap Equity Index Fund and the Small Cap Equity Index Fund, the Adviser shall reimburse all custody fees and expenses of the Large Cap Equity Index Fund and the Small Cap Equity Index Fund.

3. In addition to the reimbursement described in Sections 1 and 2 above, with respect to the Money Market Fund series of the Trust, the Adviser shall waive such fees as necessary to prevent the Money Market Fund’s net investment income from decreasing below zero.

4. This reimbursement arrangement is voluntary and may be eliminated by the Adviser at any time.

5. All parties hereto are expressly put on notice of the Trust’s Agreement and Declaration of Trust and By-laws and all amendments thereto, and the limitation of officer and trustee liability contained therein. This Agreement has been executed by and on behalf of the Trust by its representatives as such representatives and not individually, and the obligations of the Trust hereunder are not binding upon any of the trustees, officers or shareholders of the Trust individually, but are binding upon only the assets and property of each respective Fund.

IN WITNESS WHEREOF, the parties hereto have caused this agreement to be executed in their names and on their behalf by their duly authorized officers all on the day and year first above written.

STATE FARM INVESTMENT MANAGEMENT CORP.

By:	/s/ Edward B. Rust, Jr.
Name:	Edward B. Rust, Jr.
Title:	President

STATE FARM VARIABLE PRODUCT TRUST

By:	/s/ Michael L. Tipsord
Name:	Michael L. Tipsord
Title:	Senior Vice President and Treasurer

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